

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-Mail
Jim Solomon
Chief Financial Officer
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047

>   **Re: Broadcast International, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 25, 2012**
>   **File No. 333-180621**

Dear Mr. Solomon:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please provide a "subject to completion" date that is consistent with the date of your filing. In this regard, we note that this amendment was filed on June 25, 2012, but your subject to completion date is April 9, 2012.

2. We note that your cover page discloses the closing price of your common stock as of April 2, 2012. Please revise your cover page to disclose the closing price of your common stock as of the most recent practicable date. See Instruction 2 to Item 501(b)(3) of Regulation S-K.

Principal and Selling Shareholders, page 47

3. We note your response to comment 3 of our June 13, 2012 letter. Please revise the respective footnotes to your principal and selling shareholder table to clarify that the

shares were granted to the individuals' employer as underwriting compensation, and the employer in turn granted the shares to the individuals as compensation.

4. Please revise your principal and selling shareholder table to include addresses for the beneficial owners of more than five percent of your common stock. See Item 403(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Greg Lindley
        Holland & Hart LLP
        Via Email